October 27, 2009

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Alex Lucas
President
Lucas Publications, Inc.
417 W. 43d Street
Suite #4
New York, NY 10036

     Re: Form 8-K filed August 7, 2009
               Form 8-K/A filed August 7, 2009
               Form 8-K/A filed October 26, 2009
               File No.: 333-153923

Dear Mr. Lucas:

We have completed our review of your Forms 8-K noted above and do not, at this time, have any further comments.

                          Sincerely,

                          Effie Simpson
                          Staff Accountant